

Mail Stop 4720

February 5, 2018

James S. Byrd, Jr.
Chairman and Chief Executive Officer
Legion Capital Corporation
301 E. Pine St., Suite 301
Orlando, FL 32801

> **Re:** **Legion Capital Corporation**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed January 25, 2018**
> **File No. 024-10638**

Dear Mr. Byrd:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your executive compensation, related party transactions and beneficial ownership disclosure has not been updated since 2016. Please update these disclosures. In this regard, we note that have elected to provide information required by Part I of Form S-1 and direct you to Items 402(n), 404(d) and 403 of Regulation S-K for further guidance.

Business

Recent Developments, page 10

2.   We note that Legion Select Holdings, LLC acquired the assets of Legion Select Venture Fund, LLC on November 30, 2017, as well as your response to comment 4 in our letter dated December 8, 2016 that you "spun out or sold" Legion Select Venture Fund, LLC sometime before January 1, 2017 in order "to remain an operating company rather than be a fund manager." Please tell us whether these assets include any investment funds or interests in funds and provide us with your analysis as to whether you are an investment company under the Investment Company Act of 1940.

Financial Statements

3.   Please update your financial statements to include interim financial statements of a date no earlier than June 30, 2017. Please refer to Part F/S (b)(3)(C) and (b)(4) of Form 1-A for guidance.

Exhibit Index

4.   Please file a legal opinion covering the additional shares to be issued in your offering. Please refer to Item 17.12 of Part III of Form 1-A for guidance.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

                                                Sincerely,

                                                /s/ Erin E. Martin

                                                Erin E. Martin
                                                Special Counsel
                                                Office of Financial Services